UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 8, 2020
TURNING POINT BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37763	20-0709285
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5201 Interchange Way Louisville, KY	40229
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (502) 778-4421

(Former name or former address if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	TPB	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 2.02	Results of Operations and Financial Condition

On July 8, 2020, Turning Point Brands, Inc. (the “Company”) filed a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) relating to the Offering (as defined below) in which the Company reported that preliminary estimates of net sales exceeded $100 million for the second quarter of 2020, compared to net sales guidance of $81 to $87 million provided on April 28, 2020. All segments outperformed management expectations for the second quarter of 2020.  This estimate is unaudited and preliminary, is subject to completion of financial closing procedures that could result in changes to the amount, and does not present all information necessary for an understanding of the Company’s financial conditions.  The Company also issued a press release to announce such preliminary information, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 2.02 of this Form 8-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

On July 8, 2020, the Company issued a press release announcing a proposed underwritten public offering (the “Offering”) of 2,000,000 shares of its common stock by Standard Diversified Inc., and funds affiliated with Standard General L.P. (collectively, the “Selling Stockholders”). Certain of the Selling Stockholders have also granted to the underwriter for the Offering an option to purchase 215,000 additional shares from them to cover over-allotments. The over-allotment option will expire two business days after the pricing of the Offering.  The offer and sale are made pursuant to that certain Registration Statement on Form S-3 declared effective by the SEC on July 20, 2017 (Registration No. 333-219114) and preliminary prospectus supplement with respect to the Offering dated July 8, 2020. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

Not applicable.
Not applicable
Not applicable
Exhibits:

99.1	Press release of the Company dated July 8, 2020, announcing its preliminary earnings information.

99.2	Press release of the Company dated July 8, 2020, announcing its proposed underwritten public offering.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TURNING POINT BRANDS, INC.

Date: July 8, 2020	By:	/s/ James Dobbins
	Name:	James Dobbins
	Title:	Senior Vice President, General Counsel and Secretary